February 14, 2007

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Mike Volley

Dear Sir:

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Mike further to our discussions the other day, would you please let me know the status of our comment letter.

I would also appreciate your opinion on the following:

 Last year we had prepared an S8 along with a letter from our lawyer and then we  were told that until the comment letter was successfully answered and accepted by the SEC, we could not file the S8. My question to you is: Can we use that S8 that we prepared at that time and file it this year?

In connection with responding to your comments, we acknowledge that:

•

The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sonja Dreyer, Vice President

Westsphere Asset Corporation, Inc.